===============================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549-1004
                        ----------------------
                           AMENDMENT NO. 1
                                  TO
                        REGISTRATION STATEMENT
                                  ON
                               FORM S-6
                        ----------------------
              FOR REGISTRATION UNDER THE SECURITIES ACT
               OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:
               RANSON UNIT INVESTMENT TRUSTS, SERIES 66

B.  NAME OF DEPOSITOR:
                     RANSON & ASSOCIATES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                  250 North Rock Road, Suite 150
                    Wichita, Kansas  67206-2241

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                    Copy to:
        ALEX R. MEITZNER                         MARK J. KNEEDY
     Ranson & Associates, Inc.                 Chapman and Cutler
  250 North Rock Road, Suite 150             111 West Monroe Street
    Wichita, Kansas  67206-2241             Chicago, Illinois  60603

E.  TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
                    Units of Beneficial Interest

E.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
           As soon as practicable after the effective date
                   of the Registration Statement.
 _
|X| Check box if it is proposed that this filing will become effective at 2:00 P.M. on March 5, 1998 pursuant to paragraph (b) of Rule 487.

===============================================================================
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                RANSON UNIT INVESTMENT TRUSTS, SERIES 66
                       ------------------------
                        CROSS-REFERENCE SHEET

             (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                     TO THE PROSPECTUS IN FORM S-6)

                 Form N-8B-2                              Form S-6
                 Item Number                       Heading in Prospectus
                 -----------                       ---------------------

                    I. ORGANIZATION AND GENERAL INFORMATION
  1. (a)Name of trust...................   )  Prospectus front cover
     (b)Title of securities issued......   )  Essential Information
  2. Name and address of each depositor.   )  Administration of the Trusts
  3. Name and address of trustee........   )       *
  4. Name and address of principal
      underwriters......................   )  The Sponsor
  5. State of organization of trust.....   )  The Trust Funds
  6. Execution and termination of trust    )  The Trust Funds;
      agreement.........................   )  Administration of the Trusts
  7. Changes of name....................   )  The Trust Funds
  8. Fiscal year........................   )       *
  9. Litigation.........................   )       *

                    II. GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST
 10. (a)Registered or bearer securities.   )  Unitholders
     (b)Cumulative or distributive
      securities........................   )  The Trust Funds
     (c)Redemption......................   )  Redemption
     (d)Conversion, transfer, etc.......   )  Unitholders;
                                           )  Public Offering of Units
     (e)Periodic payment plan...........   )       *
     (f)Voting rights...................   )  Unitholders

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
     (g)Notice of certificateholders....   )  Investment Supervision;
                                           )  Administration of the Trusts;
                                           )  Unitholders
     (h)Consents required...............   )  Unitholders;
                                           )  Administration of the Trusts
     (i)Other provisions................   )  Federal Tax Status
 11. Type of securities comprising         )  The Trust Funds;
      units.............................   )  Portfolios
 12. Certain information regarding peri-
      odic payment certificates.........   )     *
 13. (a) Load, fees, expenses, etc......   )  Public Offering of Units;
                                           )  Expenses of the Trust
     (b)Certain information regarding
          periodic payment certifi-
          cates.......................     )     *
     (c)Certain percentages...........     )  Essential Information; Public Offering
                                           )  of Units
     (d)Certain other fees, etc. pay-
          able by holders.............     )  Unitholders
     (e)Certain profits receivable by
          depositor, principal under-
          writers, trustee or affili-      )  Expenses of the Trusts;
          ated persons................     )  Public Offering of Units
     (f)Ratio of annual charges to in-
          come........................     )     *
 14. Issuance of trust's securities...     )  The Trust Funds;
                                           )  Unitholders
 15. Receipt and handling of payments      )     *
      from purchasers.................
 16. Acquisition and disposition of        )  The Trust Funds;
      underlying securities...........     )  Portfolios;
                                           )  Investment Supervision

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
 17. Withdrawal or redemption.........     )  Redemption;
                                           )  Public Offering of Units
 18. (a)Receipt, custody and disposi-
          tion of income..............     )  Unitholders
     (b)Reinvestment of distributions.     )  Distribution Reinvestment
     (c)Reserves or special funds.....     )  Expenses of the Trusts
     (d)Schedule of distributions.....     )     *
 19. Records, accounts and reports....     )  Unitholders;
                                           )  Redemption;
                                           )  Administration of the Trusts
 20. Certain miscellaneous provisions
      of trust agreement
     (a)Amendment.....................     )  Administration of the Trusts
     (b)Termination...................     )     *
     (c)and (d) Trustee, removal and       )  Administration of the Trusts
          successor...................     )
     (e)and (f) Depositor, removal and     )  Administration of the Trusts
          successor...................     )
 21. Loans to security holders........     )     *
 22. Limitations on liability.........     )  Administration of the Trusts
 23. Bonding arrangements.............     )     *
 24. Other material provisions of
      trust agreement.................     )     *

                        III. ORGANIZATION, PERSONNEL AND
                        AFFILIATED PERSONS OF DEPOSITOR
 25. Organization of depositor........     )  Administration of the Trusts
 26. Fees received by depositor.......     )  See Items 13(a) and 13(e)
 27. Business of depositor............     )  Administration of the Trusts
 28. Certain information as to offi-
      cials and affiliated persons of      )  Administration of the Trusts
      depositor.......................     )

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
 29. Voting securities of depositor        )  Administration of the Trusts
 30. Persons controlling depositor         )     *
 31. Payment by depositor for
      certain services rendered
      to trust..................           )     *
 32. Payment by depositor for
      certain other services
      rendered to trust.........           )     *
 33. Remuneration of employees
      of depositor for certain
      services rendered to
      trust.....................           )     *
 34. Remuneration of other per-
      sons for certain services
      rendered to trust.........           )     *

                        IV. DISTRIBUTION AND REDEMPTION
 35. Distribution of trust's se-           )  Public Offering of Units
      curities by states........
 36. Suspension of sales of
      trust's securities........           )     *
 37. Revocation of authority to
      distribute................           )     *

 38. (a)Method of distribution..           )  Public Offering of Units;
     (b)Underwriting agreements.           )
     (c)Selling agreements......           )  Public Offering of Units
 39. (a)Organization of princi-            )  Administration of the Trusts
      pal underwriters..........           )
     (b)N.A.S.D. membership of
      principal underwriters....           )     *
 40. Certain fees received by
      principal underwriters....           )  See Items 13(a) and 13(e)
 41. (a)Business of principal              )  Administration of the Trusts
      underwriters..............           )
     (b)Branch offices of prin-
      cipal underwriters........           )     *
     (c)Salesmen of principal
      underwriters..............           )     *
 42. Ownership of trust's secu-
      rities by certain persons.           )     *
 43. Certain brokerage commis-
      sions received by princi-
      pal underwriters..........           )  Public Offering of Units
 44. (a)Method of valuation.....           )  Public Offering of Units
     (b)Schedule as to offering
      price.....................           )     *
     (c)Variation in offering              )  Public Offering of Units
      price to certain persons..
 45. Suspension of redemption
      rights....................           )  Redemption

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
 46. (a)Redemption valuation....           )  Redemption;
                                           )  Public Offering of Units
     (b)Schedule as to redemp-
      tion price................           )     *
 47. Maintenance of position in            )  Public Offering of Units;
      underlying securities.....           )  Redemption

                     V. INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN
 48. Organization and regulation           )  Administration of the Trusts
      of trustee................           )
 49. Fees and expenses of trustee          )  Expenses of the Trusts
 50. Trustee's lien.............           )     *

                    VI. INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES
 51.   Insurance of holders of trust's     )  Cover Page;
          securities..................     )  Expenses of the Trusts

                           VII. POLICY OF REGISTRANT

 52. (a) Provisions of trust agreement
         with respect to selection or      )  The Trust Funds;
         elimination of underlying se-     )  Portfolios;
         curities.....................     )  Investment Supervision
     (b) Transactions involving elimi-
         nation of underlying securi-
         ties.........................     )     *
     (c) Policy regarding substitution
         or elimination of underlying      )  Investment Supervision
         securities...................     )
     (d) Fundamental policy not other-
         wise covered.................     )     *

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
 53. Tax status of Trust..............     )  Essential Information;
                                           )  Portfolios;
                                           )  Federal Tax Status

                  VIII. FINANCIAL AND STATISTICAL INFORMATION

 54. Trust's securities during last
     ten years........................     )     *
 55.                                       )     *
 56. Certain information regarding pe-
      riodic payment certificates.....     )     *
 57.                                       )     *
 58.                                       )     *
 59. Financial statements (Instruction
      1(c) to Form S-6)...............     )     *






--------------------
* Inapplicable, omitted, answer negative or not required.

RANSON UNIT INVESTMENT TRUSTS, SERIES 66

Nasdaq-100 Index Trust, Series 3 (a "Trust" or the "Nasdaq-100 Trust") was formed with the investment objective of obtaining capital appreciation through investment in a portfolio of equity securities of the companies which comprise the Nasdaq-100 Index. By investing in substantially all of the common stocks, in substantially the same proportions, which comprise the Nasdaq-100 Index, the Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by the Nasdaq-100 Index over the term of the Trust. See "The Trust Portfolios." The Trust is not sponsored, endorsed or promoted by or affiliated with The Nasdaq Stock Market, Inc. or the National Association of Securities Dealers, Inc. There is, of course, no assurance that the Trust will achieve its objective.

S&P REIT Index Trust, Series 1 (a "Trust" or the "S&P REIT Trust") was formed with the investment objective of obtaining capital appreciation and income through investment in a portfolio of equity securities of companies which comprise the Standard & Poor's REIT Composite Index (the "S&P REIT Index"). By investing in substantially all of the common stocks, in substantially the same proportions, which comprise the S&P REIT Index, the Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by the S&P REIT Index over the term of the Trust. See "The Trust Portfolios." The Trust is not sponsored by or affiliated with Standard and Poor's. There is no assurance that the Trust will achieve its objective.

Units of the Trusts are not deposits or obligations of, or guaranteed by, any bank and the Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



           The investor is advised to read and retain this Prospectus for future reference.














                  THE DATE OF THIS PROSPECTUS IS MARCH 5, 1998.

SUMMARY

THE TRUST. Nasdaq-100 Index Trust, Series 3 and S&P REIT Index Trust, Series 1 (the "Trusts") are each separate unit investment trusts included in Ranson Unit Investment Trusts, Series 66 (the "Fund"), an investment company registered under the Investment Company Act of 1940. Each Trust initially consists of securities and delivery statements (i.e., contracts) to purchase common stocks issued by companies selected in accordance with the selection and weightings of stocks established by the related stock index.* The initial deposit of Securities (including contracts) into each Trust will consist of at least 100 shares of each of the stocks which comprise the related stock index.
Thereafter, the Sponsor intends to create and maintain a Trust portfolio which duplicates, to the extent practicable, the weightings of stocks which comprise the related stock index. During the initial deposit period of each Trust the Sponsor will continue to deposit Securities (contracts for the purchase thereof), or cash with instructions to purchase such Securities, until at the end of such period such Trust comprises substantially all of the stocks in the related stock index, in substantially the same weightings as in such index (the "Initial Adjustment Period"). The Sponsor estimates that the Initial Adjustment Period will last no longer than 30 days following the Initial Date of Deposit and could last as little as one day. For the criteria used by the Sponsor in selecting the Securities, see "The Trust Portfolios-Securities Selection." The value of all portfolio Securities and, therefore, the value of the Units will fluctuate in value depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular.
Capital appreciation is, of course, dependent upon several factors including, among other factors, the financial condition of the issuers of the Securities (see "The Trust Portfolios").

The Nasdaq-100 Trust was formed with the investment objective of obtaining capital appreciation over the life of such Trust through investment in a portfolio of equity securities of substantially all of the companies which comprise the Nasdaq-100 Index. The S&P REIT Trust was formed with the investment objective of obtaining capital appreciation and income over the life of such Trust through investment in a portfolio of equity securities of substantially all of the companies which comprise the S&P REIT Index. An indexing strategy attempts to track the performance of a specific market index. As part of an overall investment strategy, indexing may provide additional growth potential in an otherwise conservative portfolio and blend as a companion investment to hedge an aggressive equity strategy. There can be no assurance that a Trust's objective will be met because it may be impracticable for the Trust to duplicate or maintain precisely the relative weightings of the common stocks which comprise the related stock index or to purchase all of such stocks. Additionally, an investment in Units of the Trusts includes payment of sales charges, fees and expenses which are not considered in the total return of the related stock index.

Additional Units of each Trust may be issued at any time by depositing in such Trust additional Securities, contracts to purchase additional Securities together with cash or irrevocable letters of credit, or cash with instructions to purchase additional Securities. As additional Units are issued by a Trust as a result of the deposit of additional Securities, the aggregate value of the Securities in such Trust will be increased and the fractional undivided interest in such Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into a Trust from time to time following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as closely as

--------------------
* "Nasdaq(Registered trade mark)", "Nasdaq-100(Registered trade mark)" and "Nasdaq-100 Index(Registered trade mark)" are registered marks of The Nasdaq Stock Market, Inc. and are licensed for use by the Sponsor. "S&P(Registered trade mark)", "Standard & Poor's(Registered trade mark)" and "S&P REIT" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Sponsor.

practicable, the proportionate relationship among each Security in the related stock index. Thus, although additional Units will be issued, each Unit will continue to represent approximately the same weighting of the then current components of the related stock index. Precise duplication of the relationship among the Securities in a Trust may not be achieved because it may be economically impracticable as a result of certain economic factors or procedural policies of a Trust. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because each Trust will pay the associated brokerage fees. To minimize this effect, each Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible. See "The Trust Funds."

Each Unit of a Trust initially offered represents that undivided interest in such Trust indicated under "Essential Information" (as may be adjusted pursuant to footnote 1 thereto). To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of each Trust during the initial offering period is based on the aggregate underlying value of the Securities in such Trust, plus or minus a pro rata portion of the cash, if any, in the Income and Capital Accounts held or owned by such Trust, plus a sales charge of 4.9% of the Public Offering Price (equivalent to 5.152% of the net amount invested). The secondary market Public Offering Price will be equal to the aggregate underlying value of the Securities in each Trust, plus or minus a pro rata portion of the cash, if any, in the Income and Capital Accounts held or owned by such Trust, plus the sales charge indicated under "Public Offering of Units-Public Offering Price." The sales charge is reduced on a graduated scale for certain sales. The minimum purchase for each Trust is $1,000.

DISTRIBUTIONS OF INCOME AND CAPITAL. Dividends, if any, received by a Trust will be distributed quarterly and any funds in the Capital Account will be distributed annually. See "Unitholders-Distributions to Unitholders."

REINVESTMENT. Each Unitholder may elect to have distributions of income, capital gains and/or capital on their Units automatically invested into additional Units of the Trust without a sales charge. In addition, all Unitholders may elect to have such distributions automatically reinvested into shares of any Zurich Kemper Investments, Inc. front-end load mutual fund (other than those funds sold with a contingent deferred sales charge) registered in such Unitholder's state of residence at net asset value. Such distributions will be reinvested without charge to the participant on each applicable Distribution Date. See "Unitholders-Distribution Reinvestment." A current prospectus for the reinvestment fund selected, if any, will be furnished to any investor who desires additional information with respect to reinvestment.

MARKET FOR UNITS. While under no obligation to do so, the Sponsor intends to, and certain dealers may, maintain a market for the Units of the Trusts and offer to repurchase such Units at prices subject to change at any time which are based on the current underlying value of the Securities in the Trusts. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the dealers may either discontinue all purchases of Units or discontinue purchases of Units at such prices. A Unitholder may also dispose of

Units through redemption at the Redemption Price on the date of tender to the Trustee. See "Redemption-Computation of Redemption Price."

TERMINATION. No later than the date specified under the Mandatory Termination Date in "Essential Information," Securities will begin to be sold in connection with the termination of the Trusts and it is expected that all Securities in the Trusts will be sold within a reasonable amount of time after the Mandatory Termination Date. The Sponsor will determine the manner, timing and execution of the sale of the underlying Securities. At termination, Unitholders will receive a cash distribution within a reasonable time after a Trust is terminated. See "Unitholders-Distributions to Unitholders" and "Administration of the Trusts-Amendment and Termination."

RISK FACTORS. An investment in a Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market. Additionally, it is anticipated that the identity and weighting of the stocks in each stock index will change from time to time and the adverse financial condition of a company will not result directly in its elimination from the portfolio unless the company is removed from the related stock index. For risk considerations related to the Trusts, see "Risk Factors."

NASDAQ-100(REGISTERED TRADE MARK) INDEX LICENSING AGREEMENT

The Sponsor has entered into a license agreement with The Nasdaq Stock Market, Inc. (the "License Agreement"), under which the Nasdaq-100 Trust (through the Sponsor) is granted licenses to use the trademark and tradenames "Nasdaq," "Nasdaq-100," and "Nasdaq-100 Index" solely in materials relating to the creation and issuance, marketing and promotion of such Trust and in accordance with any applicable federal and state securities law to indicate the source of the Nasdaq-100 Index as a basis for determining the composition of such Trust's portfolio. As consideration for the grant of the license, the Nasdaq-100 Trust will pay to The Nasdaq Stock Market, Inc. an annual fee equal to that amount described under "Expenses of the Trusts." If the Nasdaq-100 Index ceases to be compiled or made available or the anticipated correlation between Nasdaq-100 Trust and the Nasdaq-100 Index is not maintained, the Sponsor may direct that such Trust continue to be operated using the Nasdaq-100 Index as it existed on the last date on which it was available or may direct that the Trust Agreement be terminated (see "Administration of the Trusts-Amendment and Termination").

Neither the Nasdaq-100 Trust nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the Nasdaq-100 Index, except as specifically described herein or as may be specified in the Trust Agreement.

The Nasdaq-100 Trust is not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Trust or Units of the Nasdaq-100 Trust. The Corporations make no representation or warranty, express or implied to the owners of Units of the Nasdaq-100 Trust or any member of the public regarding the advisability of investing in securities generally or in Units of such Trust particularly or the ability of the Nasdaq-100 Index to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") and the Nasdaq-100 Trust is in the licensing of certain trademarks, service marks, and trade names of the Corporations and the use of the Nasdaq-100 Index which is determined, composed and calculated by Nasdaq without regard to the Licensee, the Nasdaq-100 Trust or Unitholders of such Trust. Nasdaq has no obligation to take the needs of the Licensee or the owners of the Trust into consideration in determining, composing or calculating the Nasdaq-100 Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Units of the Nasdaq-100 Trust to be issued or in the determination or calculation of the equation by which the Units of such Trust are to be converted into cash. The Corporations have no liability in connection with the administration or operations of the Nasdaq-100 Trust, marketing or trading of Units of such Trust.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF UNITS OF THE NASDAQ-100 TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

RANSON UNIT INVESTMENT TRUSTS, SERIES 66

ESSENTIAL INFORMATION

AS OF MARCH 4, 1998*
SPONSOR, SUPERVISOR AND EVALUATOR:  RANSON & ASSOCIATES, INC.
        TRUSTEE:  THE BANK OF NEW YORK
NASDAQ-100 TRUST LICENSOR:  THE NASDAQ STOCK MARKET, INC.
S&P REIT TRUST LICENSOR:  STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL
                          COMPANIES, INC.

                                                                   Nasdaq-100       S&P REIT
                                                                     Trust           Trust
                                                                   -----------     ----------

Cusip (Cash)                                                         753268481      753268507
Cusip (Reinvest)                                                     753268499      753268515
Number of Units (1)                                                     42,099         30,994
Fractional Undivided Interest Per Unit (1)                            1/42,099       1/30,994
Public Offering Price:
   Aggregate Value of Securities in Portfolio (2)                  $   400,359     $  294,756
   Aggregate Value of Securities per Unit                          $      9.51     $     9.51
   Plus Sales Charge of 4.9% (5.152% of net amount invested)       $       .49     $      .49
   Public Offering Price Per Unit (3)                              $     10.00     $    10.00
Redemption Price Per Unit and Sponsor's Initial Repurchase
   Price Per Unit                                                  $      9.51     $     9.51
Excess of Public Offering Price Per Unit over Redemption
   Price Per Unit and over Sponsor's Initial Repurchase Price
   Per Unit                                                        $       .49     $      .49
Estimated Annual Organizational Expense per Unit (4)               $      .007     $     .007

Minimum Value of a Trust under which
   Trust Agreement may be Terminated                   40% of aggregate value of Securities at deposit
Mandatory Termination Date                             April 30, 2004
Supervisor's Annual Surveillance Fee                   Maximum of $.003 per Unit
Evaluator's Annual Evaluation Fee                      Maximum of $.003 per Unit
Trustee's Annual Fee                                   $.009 per Unit
Evaluation Time                                        3:15 p.m. Central Time
Record and Computation Dates (5)                       FIRST day of January, April, July and October
Distribution Dates (5)                                 FIFTEENTH day of January, April, July and
                                                       October

--------------------
*  The business day prior to the Initial Date of Deposit

(1) As of the close of business on the Initial Date of Deposit, the number of Units of each Trust may be adjusted so that the aggregate value of Securities per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease from the amounts indicated above.

(2) Each Security is valued at the closing sale price on a national securities exchange or the Nasdaq National Market.

(3) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay his pro rata share of any accumulated dividends in such Income Account.

(4) Each Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. It is intended this total organizational expenses will be amortized over a five year period or the life of each Trust if less than five years. See "Expenses of the Trusts" and "Statements of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(5) Distributions from the Capital Account and capital gains distributions, if any, will normally be made in December, as required.

THE TRUST FUNDS

Ranson Unit Investment Trusts, Series 66 (the "Fund") includes separate underlying unit investment trusts designated as Nasdaq-100 Index Trust, Series 3 and S&P REIT Index Trust, Series 1 (the "Trusts"). The Fund was created under the laws of the State of New York pursuant to a trust indenture (the "Trust Agreement") dated the date of this prospectus (the "Initial Date of Deposit") between Ranson & Associates, Inc. (the "Sponsor") and The Bank of New York (the "Trustee").*

The Nasdaq-100 Trust contains common stocks issued by substantially all of the companies which comprise the Nasdaq-100 Index. The S&P REIT Trust contains common stocks issued by substantially all of the companies which comprise the S&P REIT Index. As used herein, the term "Securities" means the common stocks (including contracts for the purchase thereof) initially deposited in each Trust and described in the related portfolio and any additional common stocks acquired and held by each Trust pursuant to the provisions of the Trust Agreement.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trusts. This initial deposit into each Trust consisted of at least 100 shares of each of the stocks which comprise the related stock index. During the Initial Adjustment Period, the Sponsor intends to create and maintain a Trust portfolio which duplicates, to the extent practicable, the weightings of stocks which comprise the related stock index. The Sponsor anticipates that within the Initial Adjustment Period, each Trust will comprise the stocks in the related stock index in substantially the same weightings as in such index. In connection with any deposit of Securities, purchase and sale transactions will be effected in accordance with computer program output showing which Securities are under- or over-represented in each Trust portfolio. Neither the Sponsor nor the Trustee will exercise any investment discretion in connection with such transactions. Precise duplication of the relationship among the Securities in the related stock index may not be achieved because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the Trusts, but correlation between the performance of the related stock index and each Trust portfolio is expected to be between .97 and .99.

By investing in substantially all of the common stocks, in substantially the same proportions, which comprise the related stock index, each Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by such index over the term of such Trust. Due to various factors discussed below, there can be no assurance that this objective will be met. An investment in Units of a Trust should be made with an understanding that each Trust includes payments of sales charges, fees and expenses which may not be considered in public statements of the total return of the related stock index.

Subsequent to the Initial Date of Deposit, the Sponsor may deposit additional Securities in a Trust, contracts to purchase additional Securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted Securities or cash (including a letter of credit) with instructions to purchase additional Securities, maintaining, as closely as practicable the same proportionate relationship among the Securities in the portfolio as reflected in the related stock index. Thus, although additional Units will be issued, each Unit of a Trust will continue to represent approximately a weighting of the then current components of the related stock index at any such deposit. Precise duplication of the relationship among the Securities in a Trust may not be achieved

--------------------
* Reference is made to the Trust Agreement and any statement contained herein is qualified in its entirety by the provisions of the Trust Agreement.

because it may be economically impracticable as a result of certain economic factors and procedural policies of a Trust such as (1) price movements of the various Securities will not duplicate one another, (2) the Sponsor's current intention is to purchase shares of the Securities in round lot quantities only,
(3) reinvestment of excess proceeds not needed to meet redemptions of Units may not be sufficient to acquire equal round lots of all the Securities in a Trust and (4) reinvestment of proceeds received from Securities which are no longer components of the related stock index might not result in the purchase of an equal number of shares in any replacement Security. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because each Trust will pay the associated brokerage fees. To minimize this effect, each Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible.

Each Trust consists of (a) the Securities listed under the related "Portfolio" as may continue to be held from time to time in such Trust (b) any additional Securities acquired and held by such Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts of such Trust. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in each Trust. For the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units of each Trust set forth under "Essential Information."

THE TRUST PORTFOLIOS

Each Trust portfolio will consist of as many of the Nasdaq-100 or S&P REIT Index stocks as is feasible in order to achieve the respective Trust's objective of attempting to provide investment results that duplicate substantially the total return of the Nasdaq-100 or S&P REIT Index. Following the Initial Adjustment Period, each Trust is expected to be invested in no less than 95% of the stocks comprising the related index. Although it may be impracticable for a Trust to own certain of such stocks at any time, the Sponsor expects to maintain a correlation between the performance of each Trust portfolio and that of the related index of between .97 and .99. Adjustments to a Trust portfolio will be made on an ongoing basis in accordance with the computer program output to match the weightings of the Securities as closely as is feasible with their weightings in the related index as such Trust invests in new Securities in connection with the creation of additional Units, as companies are dropped from or added to such index or as Securities are sold to meet redemptions. These adjustments will be made on the business day following the relevant transaction in accordance with computer program output showing which of the Securities are under- or over-represented in a Trust portfolio. Adjustments may also be made from time to time to maintain the appropriate correlation between a Trust and the related index. The proceeds from any sale will be invested in those Securities which the computer program indicates are most under-represented in the related portfolio. See "Investment Supervision."

Due to changes in the composition of the Nasdaq-100 Index and the S&P REIT Index, adjustments to a Trust portfolio may be made from time to time. It is anticipated that most of such changes in the Nasdaq-100 Index and the S&P REIT Index will occur as a result of merger or acquisition activity. In such cases, a Trust, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The Trustee is not permitted to accept any such offers until such time as the issuer has been removed from the related index. Since, in most cases, an issuer is removed from an index only after the consummation of a merger or acquisition, it is anticipated that the Trusts will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will be reinvested in the most under-represented Securities as determined by the computer program output. Any securities received as consideration which are not included in the related index will be sold as soon as practicable and will also be reinvested in the most under-represented Securities as determined by the computer program output.

In attempting to duplicate the proportionate relationships represented by each index, the Sponsor does not anticipate purchasing or selling stock in quantities of less than round lots (100 shares). In addition, certain Securities may not be available in the quantities specified by the computer program. For these reasons, among others, precise duplication of the proportionate relationships in the related index may not be possible but will continue to be the goal of each Trust in connection with acquisitions or dispositions of Securities. See "Investment Supervision." As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in a Trust portfolio and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should note that the Trusts are not sponsored, endorsed or promoted by or affiliated with either The Nasdaq Stock Market, Inc. or Standard & Poor's and The Nasdaq Stock Market, Inc. and Standard & Poor's make no representation, express or implied, to the Trusts or Unitholders regarding the advisability of investing in an index investment or unit investment trusts generally or in the Trusts specifically or the ability of the indexes to track general stock market performance.

Although there can be no assurance that such Securities will appreciate in value over the life of a Trust, over time stock investments have generally out-performed most other asset classes. However, it should be remembered that common stocks carry greater risks, including the risk that the value of an investment can decrease (see "Risk Factors-Certain Investment Considerations"), and past performance is no guarantee of future results.

THE NASDAQ-100 INDEX

The Nasdaq-100 Index is composed of 100 of the largest non-financial Nasdaq National Market common stocks. Nasdaq, which represents the fastest growing stock market in the U.S., is also one of the first fully electronic stock markets in the world. This modern-day securities market began operations in 1971 and today lists more companies than any other market in the U.S. The Nasdaq-100 Index is limited to one issue per company. At the time of inclusion in the Nasdaq-100 Index, index securities must have a minimum market value of at least $500 million. In the event a security is deleted from the Nasdaq-100 Index, the largest non-financial issue not then in the Nasdaq-100 Index which meets the applicable criteria will be substituted. The Nasdaq
Stock Market, Inc. has established procedures for, and controls over, substitutions of securities and may periodically, at its discretion, make changes in component stocks so that the Index will more accurately reflect the overall composition of the non-financial sector of The Nasdaq Stock Market.
Each security in the Nasdaq-100 Index is represented by its market capitalization in relation to the total market value of the Nasdaq-100 Index. Companies are selected using criteria that includes company trading volume, company visibility, continuity of the components in the Nasdaq-100 Index, and a good mix of industries represented on The Nasdaq Stock Market. Chicago Board Options Exchange, the largest options exchange in the world, began trading Nasdaq-100 Index options on February 7, 1994. As of March 4, 1998, the Nasdaq-100 Index was comprised of the following industry sectors: Electronic Technology (34.6%), Technology Services (30.8%), Industrials (16.2%), Telecommunications (13.3%), Biotechnology (3.9%) and Transportation (1.3%). As used herein Electronic Technology describes companies that manufacture computer chips and other computer hardware (such as Intel Corporation, Cisco Systems, Inc. and Apple Computer, Inc.), whereas Technology Services describes publishers of computer software and operating systems (such as Microsoft Corporation and Oracle Corporation).

The table below illustrates the characteristics of the average company included in the Nasdaq-100 Index as of the end of 1997. It is important to note that, unless provided otherwise, the data included in the table encompasses average data, not the total data of all companies in the Nasdaq-100 Index and is not intended to describe or predict the financial data, returns or characteristics of any company included or to be included in the Nasdaq-100 Index.

FINANCIAL CHARACTERISTICS (MILLIONS)                  TRADING CHARACTERISTICS (AVERAGES)
Total Assets                           $  2,981.4     Share Price                $43.67
Shareholders' Equity                   $  1,397.0     Number of Market Makers      32.8
Total Revenues                         $  2,736.0
Net Income                             $    196.3
Shares Outstanding                          173.1
Market Value of Shares Outstanding     $  7,557.6
P/E Ratio for Total Indexa,b                 38.5

a Total market value divided by total earnings b These figures represent total data for all index companies.

The following table depicts the Year-End Index Value for the Nasdaq-100 Index from inception (February 1, 1985) through December 31, 1997. The formula used in calculating the Nasdaq-100 Index Level is described below. The table uses data that is adjusted to reflect that the Nasdaq-100 Index level was halved on January 3, 1994, and does not reflect reinvestment of dividends. Investors should note that the figures below represent past performance of the Nasdaq-100 Index and not the future performance of the Nasdaq-100 Index or the Nasdaq-100 Trust (which includes certain fees and expenses). Past performance is, of course, no guarantee of future results.

                                   YEAR-END        ANNUAL RETURN
                                    INDEX            (EXCLUDING
YEAR                                VALUE            DIVIDENDS)
------------------------------     --------        -------------
February 1, 1985                    125.00                 -
1985                                132.30             5.84%
1986                                141.41             6.89%
1987                                156.25            10.50%
1988                                177.41            13.54%
1989                                223.84            26.17%
1990                                200.53          (10.41)%
1991                                330.86            64.99%
1992                                360.19             8.86%
1993                                398.28            10.58%
1994                                404.27             1.50%
1995                                576.23            42.54%
1996                                821.36            42.54%
1997                                990.80            20.63%
Total Return Since Inception                         692.64%

Because the Nasdaq-100 Trust is sold to the public at net asset value plus the applicable sales charge, and the expenses of such Trust are deducted before making distributions to Unitholders, investment in such Trust would have resulted in investment performance to Unitholders somewhat reduced from that reflected in the above table.

The Nasdaq-100 Index is market value weighted. The representation of each security in the Nasdaq-100 Index is proportional to its last sale price times the total number of shares outstanding, in relation to the total market value of the Nasdaq-100 Index. The level of the Nasdaq-100 Index is calculated as follows:

    Nasdaq-100 Index Level   =   Current Market Value   X   125
                                 --------------------
                                 Adjusted Base Period
                                     Market Value

    Adjusted Base Period     =   Current Market Value   X      Previous Base
                                   After Adjustments        Period Market Value
                                 --------------------
                                 Current Market Value
                                  Before Adjustments

The numeric value level of the Nasdaq-100 Index was established at 250 prior to the opening of the market on February 1, 1985. The Nasdaq-100 Index value was halved at the end of 1993. The level of the Nasdaq-100 Index will only change as a result of the price changes occurring between the opening and closing of the market. Adjustments for securities being added to or deleted from the Nasdaq-100 Index, or capitalization changes of adjustments, will take place during the system maintenance process which occurs after the market has closed. These adjustments will result in value changes to the current market value and adjusted base period market value, but will not in and of themselves alter the level of the Nasdaq-100 Index.

The Nasdaq-100 Index is also adjusted to account for stock splits and stock dividends during the system maintenance process. The system makes a price adjustment, however, to account for the increased number of shares outstanding from such an action with the result being that the current market value does not change.

In case of cash dividends other than extraordinary dividends, no system adjustment is made. The Nasdaq-100 Index formula relies on market forces to determine the level of the Nasdaq-100 Index. Neither the current market value nor the adjusted base period market value are adjusted to reflect ordinary cash dividends. At its discretion, The Nasdaq Stock Market, Inc. may temporarily suspend Nasdaq-100 Index securities from the calculation of the Nasdaq-100 Index or adjust the Nasdaq-100 Index divisor in those instances where an unusual cash dividend or spin-off might unduly influence the level of the Nasdaq-100 Index. The Nasdaq Stock Market, Inc. disseminates calculations of the Nasdaq-100 Index via Level 2 and Level 3 Nasdaq service and makes the Index calculation available to information vendors and the print media.

THE S&P REIT INDEX

The S&P REIT Index currently consists of 105 REITs. The component stocks are selected by identifying the total REIT population and applying a screening process which eliminates REITs if the REIT (1) is below the 70th percentile in terms of market capitalization, (2) is not listed on the New York Stock Exchange, American Stock Exchange or Nasdaq Stock Market, (3) has a share price of less than $1, (4) did not pay dividends the previous fiscal year, (5) had more than three no-trade days in the previous 12 months and (6) has less than a two-month trading history since its initial public offering. This screening process also considers the liquidity ratio, targets REIT property-type representation and includes a strict fundamental analysis seeking a strong level of earnings performance and eliminating REITs with liquidation features. This screening process initially produced 128 candidates covering approximately 85-90% of the total REIT market value. Each of these REITs had a market capitalization of over $100 million. S&P selected REITs in the three broad categories (Equity, Mortgage and Hybrid) allocated across different property types. As of March 4, 1998, this sector diversification was as follows:
Industrial/Office-26.9%, Residential-19.0%, Retail-17.4%, Specialty/Hotels-13.0%, Health Care-8.7%, Self Storage-4.7%, Diversified-4.2%, Specialty-3.6% and Mortgage-Backed-2.5%. Initially, 100 REITs were included in the index. In December 1997, five REITs were added to bring the index coverage to 90% of the total REIT market capitalization. The base value of the index was set at 100 on December 31, 1996, and a ten-year history was compiled.

The S&P REIT Trust has entered into a license agreement with Standard & Poor's (the "License Agreement"), under which such Trust is granted licenses to use the trademark and tradename "S&P REIT" and other trademarks and tradenames, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of such Trust's portfolio. As consideration for the grant of the license, the S&P REIT Trust will pay to Standard & Poor's an annual fee equal to .02% of the average net asset value of such Trust (or, if greater, $10,000). The License Agreement permits the S&P REIT Trust to substitute another index for the S&P REIT Index in the event that Standard & Poor's ceases to compile and publish that index. In addition, if the index ceases to be compiled or made available or the anticipated correlation between the S&P REIT Trust and the index is not maintained, the Sponsor may direct that such Trust continue to be operated using the S&P REIT Index as it existed on the last date on which it was available or may direct that the Trust Agreement be terminated (see "Administration of the Trusts-Amendment and Termination").

Neither the S&P REIT Trust nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the S&P REIT Index, except as specifically described herein or as may be specified in the Trust Agreement.

The S&P REIT Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of such Trust or any member of the public regarding the advisability of investing in securities generally or in such Trust particularly or the ability of the S&P REIT Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P REIT Index which is determined, composed and calculated by S&P without regard to the Licensee or the S&P REIT Trust. S&P has no obligation to take the needs of the Licensee or the owners of the S&P REIT Trust into consideration in determining, composing or calculating the S&P REIT Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the S&P REIT Trust or the timing of the issuance or sale of such Trust or in the determination or calculation of the equation by which such Trust is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the S&P REIT Trust.

S&P does not guarantee the accuracy and/or the completeness of the S&P REIT Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by the Sponsor, the S&P REIT Trust, any person or any entity from the use of the S&P REIT Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to the S&P REIT Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. "Standard & Poor's(Registered trade mark)", "S&P(Registered trade mark)", "S&P REIT(Registered trade mark)", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the S&P REIT Trust. The S&P REIT Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Trust.

RISK FACTORS

General. An investment in Units of a Trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus, in the value of the Units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's Board of Directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's Board of Directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding.
The value of the Securities in the portfolios thus may be expected to fluctuate over the entire life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, a Trust is restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent.

The Trust Agreement authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Securities, or cash (including a letter of credit) with instructions to purchase additional Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because a Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible.

From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the Securities in a Trust or the issuers of the Securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the Trust or will not impair the ability of issuers to achieve their business goals.

Technology Issuers. Because the Nasdaq-100 Index generally includes a concentration of technology and technology-related companies, an investment in Units of the Nasdaq-100 Trust should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, semiconductors, electronic products, and other related products, systems and services. The market for technology products is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.

Certain issuers of the Securities may derive a significant amount of business in foreign markets. Many countries, especially emerging market countries, have regulatory requirements that differ from U.S. requirements and are characterized by less developed and more volatile economies. International sales and operations are subject to certain risks, including unexpected changes in regulatory environments, exchange rates, tariffs and other barriers, political and economic instability and potentially adverse tax consequences. All of these factors could have a material adverse impact on the financial condition of certain issuers.

REITs. An investment in the S&P REIT Trust should be made with an understanding of the risks inherent in an investment in REITs specifically and in real estate generally (in addition to securities market risks). REITs are financial vehicles that have as their objective the pooling of capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are generally fully integrated operating companies that have interests in income-producing real estate. REITs are differentiated by the types of real estate properties held and the actual geographic location of properties and fall into two major categories: Equity REITs emphasize direct property investment, holding their invested assets primarily in the ownership of real estate or other equity interests, while Mortgage REITs concentrate on real estate financing, holding their assets primarily in mortgages secured by real estate. REITs obtain capital funds for investment in underlying real estate assets by selling debt or equity securities in the public or institutional capital markets or by bank borrowings. Thus, the returns on common equities of the REITs in which the Trust invests will be significantly affected by changes in costs of capital and, particularly in the case of highly "leveraged" REITs (i.e., those with large amounts of borrowings outstanding), by changes in the level of interest rates. The objective of an Equity REIT is to purchase income-producing real estate properties in order to generate high levels of cash flow from rental income and a gradual asset appreciation, and they typically invest in properties such as office, retail, industrial, hotel and apartment buildings and healthcare facilities. The objective of a Mortgage REIT is to invest primarily in mortgages secured by real estate in order to generate cash flow from payments on the mortgage loans.

REITs are a creation of the tax law. REITs essentially operate as a corporation or business trust with the advantage of exemption from corporate income taxes provided the REIT satisfies the requirements of Sections 856 through 860 of the Internal Revenue Code. The major tests for tax-qualified status are that the REIT (i) be managed by one or more trustees or directors, (ii) issue shares of transferable interest to its owners, (iii) have at least 100 shareholders, (iv) have no more than 50% of its shares held by five or fewer individuals, (v) invest substantially all of its capital in real estate related assets and derive substantially all of its gross income from real estate related assets and (vi) distribute at least 95% of its taxable income to its shareholders each year. If any REIT in the S&P REIT Trust's portfolio should fail to qualify for such tax status, the related shareholders (including the Trust) could be adversely affected by the resulting tax consequences.

The underlying value of the Securities and the S&P REIT Trust's ability to make distributions to Unitholders may be adversely affected by changes in the national, state and local economic climate and real estate conditions (such as oversupply of, or reduced demand for, space and changes in market rental rates), perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management; maintenance and insurance, the ability to collect on a timely basis all rents from tenants, tenant defaults, the cost of complying with the Americans with Disabilities Act, increased competition from other properties, obsolescence of properties, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skills, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the S&P REIT Trust.

The value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than Mortgage REITs and the nature of the underlying assets of an Equity REIT may be considered more tangible than that of a Mortgage REIT. Equity REITs are more likely to be adversely affected by changes in the value of the underlying property it owns than Mortgage REITs.

The Clinton Administration's proposed budget for fiscal year 1999 includes four proposals affecting REITs. These proposals, if enacted, would place additional restrictions on the structure of certain REITs, limit a REIT's permissible investments, and affect the taxation of "built-in gains." The Sponsor is unable to predict whether such proposals or future proposals will be enacted or what impact such proposals or future proposals, if any, will have on the Securities included in the S&P REIT Trust.

REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings. The impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments. In addition, because real estate generally is subject to real property taxes, the REITs in the S&P REIT Trust may be adversely affected by increases or decreases in property tax rates and assessments or reassessments of the properties underlying the REITs by taxing authorities. Furthermore, because real estate is relatively illiquid, the ability of REITs to vary their portfolios in response to changes in economic and other conditions may be limited and may adversely affect the value of the Units. There can be no assurance that any REIT will be able to dispose of its underlying real estate assets when advantageous or necessary.

The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, certain types of losses may be uninsurable or not be economically insurable for local risks to which the REITs may be susceptible. There can be no assurance that insurance coverage will be sufficient to pay the full current market value or current replacement cost of any lost investment. Various factors might make it impractical to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by a REIT might not be adequate to restore its economic position with respect to such property.

Under various environmental laws, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under, or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the Trust may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the S&P REIT Trust.

FEDERAL TAX STATUS

Each Trust has elected and intends to qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If a Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i. e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to Federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent a Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies." Because each Trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that neither Trust will be subject to Federal income tax or the excise tax.

Distributions to Unitholders of a Trust's income, other than distributions which are designated as capital gain dividends, will be taxable as ordinary income to Unitholders, except that to the extent that distributions to a Unitholder in any year exceed a Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below. Distributions in partial liquidation reflecting the proceeds of prepayments, redemptions, maturities (including monthly mortgage payments of principal) or sales of Securities (exclusive of net capital gain) will not be taxable to Unitholders of such Trust to the extent that they represent a return of capital for tax purposes. The portion of distributions which represents a return of capital will, however, reduce a Unitholder's basis in his Units, and to the extent they exceed the basis of his Units will be taxable as a capital gain. Although distributions generally will be treated as distributed when paid, distributions declared in October, November or December, payable to Unitholders of record on a specified date in one of those months and paid during January of the following year will be treated as having been distributed by the Trust (and received by the Unitholders) on December 31 of the year such distributions are declared.

Distributions of a Trust's net capital gain which are properly designated as capital gain dividends by such Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. The Taxpayer Relief Act of 1997 (the "1997 Act") provides that for taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. Note, however, that the 1997 Act provides that the application of the rules described above in the case of pass-through entities such as the Trusts will be prescribed in future Treasury Regulations. The Internal Revenue Service has released preliminary guidance which provides that, in general, pass-through entities such as the Trusts may designate their capital gains dividends as either a 20% rate gain distribution or a 28% rate gain distribution, depending on the nature of the gain received by the pass-through entity. Unitholders should consult their own tax advisors as to the tax rate applicable to capital gain dividends. Note that if a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.

The 1997 Act includes other provisions that treat certain other transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisers with regard to any such constructive sales rules.

In addition, it should be noted that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. When Units are held by corporate Unitholders, Nasdaq-100 Trust distributions may qualify for the 70% dividends-received deduction, subject to the limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by the Nasdaq-100 Trust from United States corporations (other than real estate investment trusts) and is designated by such Trust as being eligible for such deduction. To the extent dividends received by the Nasdaq-100 Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends-received deduction with respect to its pro rata portion of such dividends, since the dividends-received deduction is generally available only with respect to dividends paid by domestic corporations. Distributions from the S&P REIT Trust will not be eligible for the dividends-received deduction. Each Trust will provide each Unitholder with information annually concerning what part of Trust distributions are eligible for the dividends-received deduction.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by a Trust so long as the Units of each Trust are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units of a Trust are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received from a particular Trust.

Distributions reinvested into additional Units of a Trust will be taxed to a Unitholder in the manner described above (i. e., as ordinary income, long-term capital gain or as a return of capital).

Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back- up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

A Unitholder who is a foreign investor (i.e., an investor other than a United States citizen or resident or a United States corporation, partnership, estate or trust) should be aware that, generally, subject to applicable tax treaties, distributions from a Trust which constitute dividends for Federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) will be subject to United States income taxes, including withholding taxes. However, distributions received by a foreign investor from a Trust that are designated by the Trust as capital gain dividends should not be subject to United States Federal income taxes, including withholding taxes, if all of the following conditions are met: (i) the capital gain dividend is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year, and
(iii) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisors with respect to United States tax consequences of ownership of Units. Units in the Trusts and Trust distributions may also be subject to state and local taxation and Unitholders should consult their tax advisors in this regard.

The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. The foregoing discussion relates only to the federal income tax status of the Trusts and to the tax treatment of distributions by the Trusts to United States Unitholders. Distributions by a Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers. Units in a Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their own tax advisers in this regard.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. During the initial offering period, Units of the Trusts are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities in a Trust and includes a sales charge of 4.9% of the Public Offering Price which charge is equivalent to 5.152% of the net amount invested) plus a pro rata share of any accumulated dividends in the Income Account of a Trust. In the secondary market, Units are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities in a Trust and includes a sales charge of 4.9% of the Public Offering Price which charge is equivalent to 5.152% of the net amount invested) plus a pro rata share of any accumulated dividends in the Income Account of a Trust. Such underlying value shall also include the proportionate share of any undistributed cash held in the Capital Account of the related Trust.

The sales charge per Unit of a Trust in both the primary and secondary market will be reduced pursuant to the following graduated schedule:

                                   PERCENT OF       PERCENT OF NET
NUMBER OF UNITS*                 OFFERING PRICE     AMOUNT INVESTED
----------------                 --------------     ---------------
Less than 10,000                       4.9%             5.152%
10,000-24,999                          4.5              4.712
25,000-49,999                          4.3              4.493
50,000-99,999                          3.5              3.627
100,000 or more                        3.0              3.093

--------------------

* The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

An investor may aggregate purchases of Units of the Trusts for purposes of qualifying for the volume purchase discounts listed above. The reduced sales charge structure will apply on all purchases of Units in the Trusts by the same person on any one day from any one dealer. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Distribution of Units" below) by officers, directors and employees of the Sponsor and its affiliates and registered representatives of selling firms and by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Unitholders of any series of the Trusts or any series of Defined Growth Strategy 5 and Defined Growth Strategy 10 may utilize their redemption or termination proceeds to purchase Units of the Trusts subject to a reduced sales charge of 3% of the Public Offering Price (3.093% of the net amount invested).

Unitholders of unaffiliated unit investment trusts having an investment strategy similar to the investment strategy of the Trusts may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of the Trusts subject to a reduced sales charge of 3% of the Public Offering Price (3.093% of the net amount invested).

As indicated above, the initial Public Offering Price of the Units was established by dividing the aggregate underlying value of the Securities by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Capital Account. Such price determination as of the opening of business on the Initial Date of Deposit was made on the basis of an evaluation of the Securities in a Trust prepared by the Trustee. After the opening of business on the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the Trustee, Sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

The value of the Securities is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or The Nasdaq National Market or by taking into account the same factors referred to under "Redemption-Computation of Redemption Price."

The minimum purchase in both the primary and secondary markets is 100 Units.

PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, Units of the Trusts will be distributed to the public at the Public Offering Price thereof. Upon the completion of the initial offering, Units which remain unsold or which may be acquired in the secondary market (see "Market for Units") may be offered at the Public Offering Price determined in the manner provided above.

The Sponsor intends to qualify Units of the Trusts for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of 4.00% of the Public Offering Price. In addition, volume concessions will be allowed as described in the table below. These volume concessions will be paid to a selling firm based on aggregate sales of all Ranson indexed equity unit investment trusts (currently Nasdaq-100 Index Trust,

Nasdaq Financial Index Trust, S&P 500 Index Trust, S&P SmallCap 600 Index Trust and S&P REIT Index Trust Series) by the firm during a single calendar month.

         Aggregate Unit Sales      Additional Volume Concession
         --------------------      ----------------------------
         $500,000 -    $999,999               .10%
       $1,000,000 -  $1,999,999               .15%
       $2,000,000 -  $3,999,999               .20%
       $4,000,000 -  $5,999,999               .25%
       $6,000,000 -  $9,999,999               .30%
      $10,000,000 - $14,999,999               .35%
      $15,000,000 - $19,999,999               .40%
      $20,000,000 - $49,999,999               .45%
      $50,000,000 or more                     .50%

Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amounts shown above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the concessions or agency commissions set forth above from time to time. In addition to such concessions or agency commissions, the Sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of the Trusts and other unit investment trusts underwritten by the Sponsor. At various times the Sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that a Trust will receive from the Units sold. The difference between the discount and the sales charge will be retained by the Sponsor.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SPONSOR PROFITS. The Sponsor will receive gross sales charges equal to the percentage of the Public Offering Price of the Units of each Trust as stated under "Public Offering Price." In addition, the Sponsor may realize a profit (or sustain a loss) as of the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to each Trust, which is based on the evaluation of the Securities on the Initial Date of Deposit. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. See "Portfolios." The Sponsor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily market value of the Securities in a Trust.

MARKET FOR UNITS

After the initial offering period, while not obligated to do so, the Sponsor intends to, subject to change at any time, maintain a market for Units of the Trusts offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the value of the underlying Securities. Unitholders who wish to dispose of their Units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. The offering price of any Units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such Units. Any profit or loss resulting from the resale of such Units will belong to the Sponsor. The Sponsor may suspend or discontinue purchases of Units of a Trust if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

GENERAL. A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee at its Unit Investment Trust Division office in the city of New York and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for a Trust, determined as set forth below under "Computation of Redemption Price," as of the Evaluation Time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be canceled and any undivided fractional interest in the related Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in a Trust at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax

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
identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for such Trust. The Trustee is empowered to sell Securities for a Trust in order to make funds available for the redemption of Units of such Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

To the extent that Securities are sold, the size and diversity of a Trust will be reduced but each remaining Unit will continue to represent approximately the same proportional interest in each Security. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

COMPUTATION OF REDEMPTION PRICE. The Redemption Price per Unit (as well as the secondary market Public Offering Price) will generally be determined on the basis of the last sale price of the Securities in a Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the value at which Units could have been redeemed by the amount shown under "Essential Information." The Redemption Price per Unit is the pro rata share of each Unit in a Trust determined on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected and (ii) the value of the Securities in such Trust less (a) amounts representing taxes or other governmental charges payable out of such Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in a Trust in the following manner: if the Security is listed on a national securities exchange or the Nasdaq National Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the Evaluator deems the price inappropriate as a basis for evaluation). If the Security is not so listed or, if so listed and the principal market for the Security is other than on the exchange or Nasdaq, the evaluation will generally be made by the Evaluator in good faith based on the last bid price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable securities, (2) by the Evaluator's appraising the value of the Securities in good faith at the bid side of the market or (3) by any combination thereof. See "Public Offering of Units-Public Offering Price."

RETIREMENT PLANS

The Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trusts will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

The Trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete a Ranson UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts cannot be issued.

UNITHOLDERS

OWNERSHIP OF UNITS. Ownership of Units of the Trusts will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed as stated under "Redemption-General."

Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple thereof, subject to the minimum investment requirement of 100 Units or $1,000. Fractions of Units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

DISTRIBUTIONS TO UNITHOLDERS. Income received by a Trust is credited by the Trustee to the Income Account of such Trust. Other receipts are credited to the Capital Account of a Trust. Income received by a Trust will be distributed on or shortly after the 15th day of January, April, July and October of each year on a pro rata basis to Unitholders of record as of the preceding record date (which will be the first day of the related month). All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, amounts from the Capital Account of a Trust, if any, will be distributed at least annually to the Unitholders then of record. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

The distribution to the Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of Units, and thereby a Unitholder of record, on the date of settlement provided payment has been received. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the first day of each month, the Trustee will deduct from the Income Account of a Trust and, to the extent funds are not sufficient therein, from the Capital Account of such Trust amounts necessary to pay the expenses of such Trust (as determined on the basis set forth under "Expenses of the Trusts").
The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of a Trust such amounts as may be necessary to cover redemptions of Units.

DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional Units of a Trust without a sales charge. In addition, Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested without charge in shares of any one of several front-end load mutual funds underwritten or advised by Zurich Kemper Investments, Inc. at net asset value if such funds are registered in such Unitholder's state of residence, other than those mutual funds sold with a contingent deferred sales charge. Since the portfolio securities and investment objectives of such Zurich Kemper-advised mutual funds generally will differ significantly from those of the Trusts, Unitholders should carefully consider the consequences before selecting such mutual funds for reinvestment. Detailed information with respect to the investment objectives and the management of such mutual funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus

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
of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent referred to below a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "Unitholders-Distributions to Unitholders."

The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

STATEMENTS TO UNITHOLDERS. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of each Trust are required to be audited annually, at the related Trust's expense, by independent public accountants designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of such Trust. The accountants' report will be furnished by the Trustee to any Unitholder of a Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of a Trust a statement, covering the calendar year, setting forth for such Trust:

(A)  As to the Income Account:

  (1)  Income received;

  (2) Deductions for applicable taxes and for fees and expenses of such Trust and for redemptions of Units, if any; and

  (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

(B)  As to the Capital Account:

  (1) The dates of disposition of any Securities and the net proceeds received therefrom;

  (2) Deductions for payment of applicable taxes and fees and expenses of such Trust held for distribution to Unitholders of record as of a date prior to the determination; and

  (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

(C)  The following information:

  (1) A list of the Securities as of the last business day of such calendar year;

  (2) The number of Units outstanding on the last business day of such calendar year;

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
  (3) The Redemption Price based on the last evaluation made during such calendar year;

  (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

RIGHTS OF UNITHOLDERS. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate a Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of such Trust.

No Unitholder shall have the right to control the operation and management of a Trust in any manner, except to vote with respect to the amendment of the Trust Agreement or termination of such Trust.

INVESTMENT SUPERVISION

Each Trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolio of a Trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio.

As a general rule, the only purchases and sales that will be made with respect to a Trust's portfolio will be those necessary to maintain, to the extent feasible, a portfolio which reflects the current components of the related stock index, taking into consideration redemptions, sales of additional Units and the other adjustments referred to elsewhere in this prospectus. See "Trust Portfolios." Such purchases and sales will be made in accordance with the computer program utilized to maintain the related portfolio, the Trust Agreement and procedures to be specified by the Sponsor. The Sponsor may direct the Trustee to dispose of Securities and either to acquire other Securities through the use of the proceeds of such disposition in order to make changes in a portfolio or to distribute the proceeds of such disposition to Unitholders (i) as necessary to reflect any additions to or deletions from the related stock index, (ii) as may be necessary to establish a closer correlation between a Trust portfolio and the related stock index or (iii) as may be required for purposes of distributing to Unitholders, when required, their pro rata share of any net realized capital gains or as the Sponsor may otherwise determine. As a policy matter, the Sponsor currently intends to direct the Trustee to acquire round lots of shares of the Securities rather than odd lot amounts. Any funds not used to acquire round lots will be held for future purchases of shares, for redemptions of Units or for distributions to Unitholders. In the event the Trustee receives any securities or other properties relating to the Securities (other than normal dividends) acquired in exchange for Securities such as those acquired in connection with a reorganization, recapitalization, merger or other transaction, the Trustee is directed to sell such securities or other property and reinvest the proceeds in shares of the Security for which such securities or other property relates, or if such Security is thereafter removed from the related stock index, in any new security which is added as a component of such index. In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that a Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any excise tax on such Trust as a regulated investment company.

Proceeds from the sale of Securities (or any securities or other property received by a Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "The Trust Funds" for failed securities and as provided herein, the acquisition by a Trust of any securities other than the Securities is prohibited. The Trustee may sell Securities, designated by the Sponsor, from a Trust for the purpose of redeeming Units of such Trust tendered for redemption and the payment of expenses.

ADMINISTRATION OF THE TRUSTS

THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolios of the Trusts. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Unitholders."

In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of a Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in each Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising a Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

THE SPONSOR. Ranson & Associates, Inc., the Sponsor of the Trusts, is an investment banking firm created in 1995 by a number of former owners and employees of Ranson Capital Corporation. On November 26, 1996, Ranson & Associates, Inc. purchased all existing unit investment trusts sponsored by EVEREN Securities, Inc. Accordingly, Ranson & Associates, Inc. is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Ranson & Associates, Inc. is also the sponsor and successor sponsor of Series of The Kansas Tax-Exempt
Trust and Multi-State Series of The Ranson Municipal Trust. Ranson & Associates, Inc. is the successor to a series of companies, of first of which was originally organized in Kansas in 1935. During its history, Ranson & Associates, Inc. and its predecessors have been active in public and corporate finance and have sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Ranson & Associates, Inc., which is a member of the National Association of Securities Dealers, Inc., is the Sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. The Sponsor's offices are located at 250 North
Rock Road, Suite 150, Wichita, Kansas 67206-2241.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreement and liquidate the Trusts as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreement.

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to the Trusts. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trusts. More comprehensive financial information can be obtained upon request from the Sponsor.

THE EVALUATOR. Ranson & Associates, Inc., the Sponsor, also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor.
Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each Unitholder.

AMENDMENT AND TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreement with respect to a Trust may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of such Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of such Trust. In no event shall the Trust Agreement be amended to increase the number of Units of a Trust issuable thereunder or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in such Trust,

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
except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreement provides that a Trust shall terminate upon the liquidation, redemption or other disposition of the last of the Securities held in such Trust but in no event is it to continue beyond the Mandatory Termination Date set forth under "Essential Information." If the value of a Trust shall be less than the applicable minimum value stated under "Essential Information" (40% of the aggregate value of the Securities-based on the value at the date of deposit of such Securities into such Trust), the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by the holders of Units representing 66 2/3% of the Units thereof then outstanding. In addition, the Sponsor may terminate a Trust if the related stock index is no longer maintained.

No later than the Mandatory Termination Date set forth under "Essential Information," the Trustee will begin to sell all of the remaining underlying Securities on behalf of Unitholders in connection with the termination of the Trusts. The Sponsor has agreed to assist the Trustee in these sales. The sale proceeds will be net of any incidental expenses involved in the sales.

The Sponsor will attempt to sell the Securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the Securities, but it is expected that all of the Securities will in any event be disposed of within a reasonable time after a Trust's termination. The Sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the first day of the termination proceedings; for less liquid Securities, on each of the first two days of the termination proceedings, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the last closing sale price of those Securities. Thereafter, the price limit will increase to one point under the last closing sale price. After four days, the Sponsor currently intends to sell at least a fraction of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the termination proceedings without any price restrictions. Of course, no assurances can be given that the market value of the Securities will not be adversely affected during the termination proceedings.

In the event of termination of a Trust, written notice thereof will be sent by the Trustee to all Unitholders of such Trust. Within a reasonable period after termination, the Trustee will sell any Securities remaining in a Trust and, after paying all expenses and charges incurred by such Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of such Trust.

The Sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of the Trusts at approximately the time of the Mandatory Termination Date. If the Sponsor does offer such units for sale, Unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales charge. There is, however, no assurance that units of any new series of a Trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

LIMITATIONS ON LIABILITY. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

The Trustee: The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, Securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

EXPENSES OF THE TRUSTS

The Sponsor will not charge the Trusts any fees for services performed as Sponsor. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in a Trust.

The Trustee receives for its services that fee set forth under "Essential Information." However, in no event shall such fee amount to less than $2,000 in any single calendar year. The Trustee's fee which is calculated monthly is based on the largest number of Units of a Trust outstanding during the calendar year for which such compensation relates. The Trustee's fees are payable monthly on or before the fifteenth day of the month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trusts is expected to result from the use of these funds.

In its capacity as Supervisor, the Sponsor will charge the Trusts a surveillance fee for services performed for the Trusts in an amount not to exceed that amount set forth in "Essential Information" but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the Sponsor for providing such services. Such fee shall be based on the total number of Units of the related Trust outstanding as of the January record date for any annual period.

For evaluation of the Securities in a Trust, the Evaluator shall receive that fee set forth under "Essential Information", payable monthly, based upon the largest number of Units of a Trust outstanding during the calendar year for which such compensation relates.

The Trustee's fee, Supervisor's fee and Evaluator's fee are deducted from the Income Account of the related Trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The Nasdaq-100 Trust Licensor receives an annual fee from the Nasdaq-100 Trust equal to the greater of (a) .02% of the average net asset value of such Trust computed quarterly or (b) a minimum of $7,000 during the first year of such Trust's life, $8,000 during the second year of such Trust's life and $9,000 thereafter. This fee covers the license to the Nasdaq-100 Trust of the use of various trademarks and trade names as described under "The Nasdaq-100 Index." This fee may be increased annually by the amount of the increase, if any, in the Consumer Price Index for Urban Consumers, All Items, as issued by the Bureau of Labor Statistics, U.S. Department of Labor, over the prior twelve-month period.

The S&P REIT Trust Licensor receives an annual fee from the S&P REIT Trust equal to the greater of .02% of the average net asset value of such Trust or $10,000. This fee covers the license to the S&P REIT Trust of the use of various trademarks and trade names as described under "The S&P REIT Index."

Expenses incurred in establishing each Trust, including the cost of the initial preparation of documents relating to such Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by such Trust (out of the Capital Account) and it is intended that such expenses be amortized over a five year period or the life of the Trust if less than five years. The following additional charges are or may be incurred by a Trust: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of Securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the Trust Agreement; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement; and (g) expenditures incurred in contacting Unitholders upon termination of such Trust. The fees and expenses set forth herein are payable out of a Trust and, when owing to the Trustee, are secured by a lien on such Trust. Since the Securities are all common stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Tax Status." It is expected that the income stream produced by dividend payments will be insufficient to meet the expenses of the Nasdaq-100 Trust and, accordingly, it is expected that Securities will be sold to pay all of the fees and expenses of such Trust.

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

INDEPENDENT AUDITORS

The statement of net assets, including the Trust portfolio, of the Trust at the Initial Date of Deposit, appearing in this Prospectus and Registration Statement have been audited by Allen, Gibbs & Houlik, L.C., independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                               --------------------

REPORT OF ALLEN, GIBBS & HOULIK, L.C.
INDEPENDENT AUDITORS


UNITHOLDERS
RANSON UNIT INVESTMENT TRUSTS, SERIES 66

We have audited the accompanying statement of net assets, including the Trust portfolio, of Ranson Unit Investment Trusts, Series 66, as of the opening of business on March 5, 1998, the Initial Date of Deposit. The statement of net assets is the responsibility of the Sponsor. Our responsibility is to express an opinion on the statement of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of the purchases of Securities to be deposited in the Trust by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of net assets presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of Ranson Unit Investment Trusts, Series 66 as of March 5, 1998, in conformity with generally accepted accounting principles.



                             ALLEN, GIBBS & HOULIK, L.C.


Wichita, Kansas
March 5, 1998

RANSON UNIT INVESTMENT TRUSTS, SERIES 66

STATEMENTS OF CONDITION
AT THE OPENING OF BUSINESS ON MARCH 5, 1998, THE INITIAL DATE OF DEPOSIT

TRUST PROPERTY

                                                 Nasdaq-100      S&P REIT
                                                    Trust          Trust
                                                 ----------     ----------
Contracts to purchase Securities (1) (2)         $  400,359     $  294,756
Organizational costs (3)                             18,378         18,378
                                                 ----------     ----------
Total                                            $  418,737     $  313,134
                                                 ==========     ==========

NUMBER OF UNITS                                      42,099         30,994
                                                 ==========     ==========

LIABILITY AND INTEREST OF UNITHOLDERS
Liability-
   Accrued organizational costs (3)              $   18,378     $   18,378
                                                 ----------     ----------
Interest of Unitholders-
   Cost to investors (4)                            420,988        309,943
   Less:  Gross underwriting commission (4)          20,629         15,187
                                                 ----------     ----------
   Net interest to Unitholders (1) (2) (4)          400,359        294,756
                                                 ----------     ----------
     Total                                       $  418,737     $  313,134
                                                 ==========     ==========

--------------------

Notes:

(1) Aggregate cost of the Securities is based on the last sale price evaluations as determined by the Trustee.

(2) An irrevocable letter of credit issued by The Bank of New York or cash has been deposited with the Trustee covering the funds (aggregating $696,413) necessary for the purchase of the Securities in the Trusts represented by purchase contracts.

(3) Each Trust will bear all or a portion of its organizational costs, which the Sponsor intends to defer and amortize over five years or the life of each Trust if less than five years. Organizational costs have been estimated based on a projected Trust size of $25,000,000 each. To the extent a Trust is larger or smaller, the estimate will vary.

(4) The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges for quantity purchases.

RANSON UNIT INVESTMENT TRUSTS, SERIES 66
NASDAQ-100 INDEX TRUST, SERIES 3

PORTFOLIO AS OF MARCH 5, 1998

                                                                                                Theoretical
                                                                                               Percentage (%)
Portfolio                                                                                        of Total
   No.       Symbol      Company Name (1)                           Shares     Cost($)(1)     Market Value (2)
---------    ------      ----------------                           ------   -------------    ----------------
     1        MSFT       Microsoft Corporation                        100         8,231.25         20.54
     2        INTC       Intel Corporation                            100         8,643.75         14.49
     3        CSCO       Cisco Systems, Inc.                          100         6,525.00          6.78
     4        DELL       Dell Computer Corporation                    100        13,906.25          4.65
     5        ERICY      LM Ericsson Telephone Company                100         4,475.00          4.09
     6        WCOM       WorldCom, Inc.                               100         3,837.50          3.98
     7        MCIC       MCI Communications Corporation               100         4,768.75          2.74
     8        ORCL       Oracle Corporation                           100         2,606.25          2.63
     9        SUNW       Sun Microsystems, Inc.                       100         4,656.25          1.80
    10        RTRSY      Reuters Group PLC                            100         6,162.50          1.55
    11        AMGN       Amgen Inc.                                   100         5,275.00          1.42
    12        TCOMA      Tele-Communications, Inc.                    100         2,956.25          1.42
    13        COMS       3Com Corporation                             100         3,768.75          1.37
    14        AMAT       Applied Materials, Inc.                      100         3,550.00          1.33
    15        HBOC       HBO & Company                                100         5,481.25          1.19
    16        CMCSK      Comcast Corporation                          100         3,650.00          1.15
    17        COST       Costco Companies Inc.                        100         5,087.50          1.12
    18        TLAB       Tellabs, Inc.                                100         5,800.00          1.08
    19        PSFT       PeopleSoft, Inc.                             100         4,500.00          1.02
    20        SPOT       PanAmSat Corporation                         100         5,400.00          0.83
    21        BMCS       BMC Software, Inc.                           100         7,725.00          0.81
    22        PMTC       Parametric Technology Corporation            100         5,862.50          0.77
    23        CPWR       Compuware Corporation                        100         4,175.00          0.77
    24        NXTL       Nextel Communications, Inc.                  100         2,881.25          0.72
    25        ASND       Ascend Communications, Inc.                  100         3,462.50          0.67
    26        NWAC       Northwest Airlines Corporation               100         6,100.00          0.59
    27        PAYX       Paychex, Inc.                                100         5,206.25          0.58
    28        AMFM       Chancellor Media Corporation                 100         4,525.00          0.55
    29        LLTC       Linear Technology Corporation                100         7,100.00          0.55
    30        SPLS       Staples, Inc.                                100         2,143.75          0.55
    31        PCAR       PACCAR Inc.                                  100         6,487.50          0.52
    32        MXIM       Maxim Integrated Products, Inc.              100         3,775.00          0.51
    33        NOBE       Nordstrom, Inc.                              100         6,287.50          0.50
    34        NETA       Network Associates, Inc.                     100         6,646.88          0.47
    35        CTAS       Cintas Corporation                           100         4,500.00          0.45

RANSON UNIT INVESTMENT TRUSTS, SERIES 66
NASDAQ-100 INDEX TRUST, SERIES 3 - CONTINUED

                                                                                                Theoretical
                                                                                               Percentage (%)
Portfolio                                                                                        of Total
   No.       Symbol      Company Name (1)                           Shares     Cost($)(1)     Market Value (2)
---------    ------      ----------------                           ------   -------------    ----------------
    36        SIAL       Sigma-Aldrich Corporation                    100         3,987.50          0.41
    37        ALTR       Altera Corporation                           100         4,400.00          0.40
    38        NOVL       Novell, Inc.                                 100         1,112.50          0.40
    39        GART       Gartner Group, Inc.                          100         3,856.25          0.39
    40        KLAC       KLA-Tencor Corporation                       100         4,243.75          0.37
    41        QTRN       Quintiles Transnational Corp.                100         4,725.00          0.36
    42        XLNX       Xilinx, Inc.                                 100         4,662.50          0.35
    43        SBUX       Starbucks Corporation                        100         3,950.00          0.35
    44        BGEN       Biogen, Inc.                                 100         4,606.25          0.35
    45        QCOM       QUALCOMM Incorporated                        100         4,931.25          0.35
    46        CHIR       Chiron Corporation                           100         1,900.00          0.34
    47        AAPL       Apple Computer, Inc.                         100         2,443.75          0.33
    48        GNCI       General Nutrition Companies, Inc.            100         3,956.25          0.33
    49        BMET       Biomet, Inc.                                 100         2,875.00          0.33
    50        ADCT       ADC Telecommunications, Inc.                 100         2,393.75          0.33
    51        QNTM       Quantum Corporation                          100         2,331.25          0.33
    52        FISV       Fiserv, Inc.                                 100         5,906.25          0.33
    53        ADBE       Adobe Systems Incorporated                   100         4,387.50          0.31
    54        BBBY       Bed Bath & Beyond Inc.                       100         4,293.75          0.30
    55        ADPT       Adaptec, Inc.                                100         2,487.50          0.29
    56        APCC       American Power Conversion Corporation        100         2,962.50          0.29
    57        MLHR       Herman Miller, Inc.                          100         5,900.00          0.27
    58        JCOR       Jacor Communications, Inc.                   100         5,737.50          0.27
    59        ERTS       Electronic Arts Inc.                         100         4,312.50          0.26
    60        OFIS       U.S. Office Products Company                 100         1,893.75          0.26
    61        ANDW       Andrew Corporation                           100         2,775.00          0.25
    62        GENZ       Genzyme Corporation                          100         3,118.75          0.25
    63        RXSD       Rexall Sundown, Inc.                         100         3,537.50          0.25
    64        CBRL       Cracker Barrel Old Country Store, Inc.       100         3,900.00          0.25
    65        FDLNB      Food Lion, Inc.                              100         1,025.00          0.24
    66        MOLX       Molex Incorporated                           100         3,087.50          0.24
    67        CNTO       Centocor, Inc.                               100         3,381.25          0.24
    68        CATP       Cambridge Technology Partners, Inc.          100         4,687.50          0.24
    69        IMNX       Immunex Corporation                          100         5,925.00          0.24
    70        TECD       Tech Data Corporation                        100         4,712.50          0.23
    71        ADSK       Autodesk, Inc.                               100         4,800.00          0.23
    72        APOL       Apollo Group, Inc.                           100         4,362.50          0.23

RANSON UNIT INVESTMENT TRUSTS, SERIES 66
NASDAQ-100 INDEX TRUST, SERIES 3 - CONTINUED

                                                                                                Theoretical
                                                                                               Percentage (%)
Portfolio                                                                                        of Total
   No.       Symbol      Company Name (1)                           Shares     Cost($)(1)     Market Value (2)
---------    ------      ----------------                           ------   -------------    ----------------
    73        SNPS       Synopsys, Inc.                               100         3,350.00          0.22
    74        STEI       Stewart Enterprises, Inc.                    100         4,612.50          0.22
    75        DIGI       DSC Communications Corporation               100         1,831.25          0.22
    76        AWIN       Allied Waste Industries, Inc.                100         2,087.50          0.22
    77        CEFT       Concord EFS, Inc.                            100         3,200.00          0.20
    78        MCCRK      McCormick & Company, Incorporated            100         2,956.25          0.19
    79        VKNG       Viking Office Products, Inc.                 100         2,200.00          0.19
    80        ROST       Ross Stores, Inc.                            100         3,837.50          0.19
    81        PHSYB      PacifiCare Health Systems, Inc.              100         6,675.00          0.19
    82        NSCP       Netscape Communications Corporation          100         1,987.50          0.18
    83        WTHG       Worthington Industries, Inc.                 100         1,793.75          0.18
    84        JJSC       Jefferson Smurfit Corporation                100         1,550.00          0.18
    85        PHYC       PhyCor, Inc.                                 100         2,581.25          0.17
    86        CTXS       Citrix Systems, Inc.                         100         4,000.00          0.17
    87        FAST       Fastenal Company                             100         4,312.50          0.17
    88        FHCC       First Health Group Corp.                     100         4,937.50          0.16
    89        ATML       Atmel Corporation                            100         1,568.75          0.16
    90        FORE       FORE Systems, Inc.                           100         1,531.25          0.16
    91        WCLX       Wisconsin Central Transportation Corp.       100         2,825.00          0.15
    92        CEXP       Corporate Express, Inc.                      100         1,006.25          0.15
    93        PAIR       PairGain Technologies, Inc.                  100         2,006.25          0.14
    94        OXHP       Oxford Health Plans, Inc.                    100         1,687.50          0.14
    95        MCHP       Microchip Technology Incorporated            100         2,337.50          0.13
    96        MUEI       Micron Electronics, Inc.                     100         1,256.25          0.12
    97        ADTN       ADTRAN, Inc.                                 100         2,950.00          0.12
    98        EFII       Electronics for Imaging, Inc.                100         2,162.50          0.12
    99        DURA       Dura Pharmaceuticals, Inc.                   100         2,406.25          0.11
   100        SYBS       Sybase, Inc.                                 100           981.25          0.08
                                                                               -----------
                                                                               $400,359.38
                                                                               ===========

RANSON UNIT INVESTMENT TRUSTS, SERIES 66
S&P REIT INDEX TRUST, SERIES 1

PORTFOLIO AS OF MARCH 5, 1998

                                                                                                Theoretical
                                                                                               Percentage (%)
Portfolio                                                                                        of Total
   No.       Symbol     Company Name (1)                            Shares     Cost($)(1)     Market Value (2)
---------    ------     ----------------                            ------   -------------    ----------------
     1        HOT       Starwood Hotels & Resorts                     100         5,431.25         7.71
     2        EOP       Equity Office Properties                      100         2,887.50         5.58
     3        EQR       Equity Residential Properties Trust           100         4,850.00         3.41
     4        CEI       Crescent Real Estate Equities                 100         3,443.75         3.26
     5        PSA       Public Storage, Inc.                          100         2,993.75         2.64
     6        SPG       Simon DeBartolo Group, Inc.                   100         3,087.50         2.57
     7        SCN       Security Capital Industrial Trust             100         2,468.75         2.32
     8        VNO       Vornado Realty Trust                          100         4,125.00         2.32
     9        MT        Meditrust Corporation                         100         3,075.00         2.13
    10        PAH       Patriot American Hospitality, Inc.            100         2,562.50         2.04
    11        SPK       Spieker Properties, Inc.                      100         3,937.50         1.84
    12        PTR       Security Cap Pacific Trust                    100         2,250.00         1.67
    13        BXP       Boston Properties, Inc.                       100         3,406.25         1.60
    14        CLI       Mack-Cali Realty Corporation                  100         3,793.75         1.59
    15        HRP       Health & Retirement Property Trust            100         1,981.25         1.57
    16        CPP       Cornerstone Properties, Inc                   100         1,818.75         1.39
    17        CRE       CarrAmerica Realty Corporation                100         2,975.00         1.39
    18        DRE       Duke Realty Investments, Inc.                 100         2,262.50         1.37
    19        ARI       Arden Realty, Inc.                            100         2,818.75         1.35
    20        HIW       Highwoods Properties, Inc.                    100         3,425.00         1.28
    21        NDE       INMC Mortgage Holdings, Inc                   100         2,581.25         1.24
    22        AIV       Apartment Investment & Management Co.         100         3,681.25         1.21
    23        NPR       New Plan Realty Trust                         100         2,462.50         1.16
    24        KIM       Kimco Realty Corp                             100         3,543.75         1.15
    25        HPT       Hospitality Properties Trust                  100         3,600.00         1.12
    26        PPS       Post Properties                               100         3,925.00         1.07
    27        FCH       FelCor Suite Hotels                           100         3,562.50         1.05
    28        GGP       General Growth Properties                     100         3,612.50         1.03
    29        FR        First Industrial Realty Trust                 100         3,525.00         1.03
    30        LRY       Liberty Property Trust                        100         2,612.50         1.03
    31        UDR       United Dominion Realty Trust                  100         1,400.00         0.99
    32        AVN       Avalon Properties, Inc.                       100         2,875.00         0.97
    33        WRI       Weingarten Realty Investors                   100         4,418.75         0.94
    34        NHP       Nationwide Health Properties                  100         2,593.75         0.90
    35        FFA       Franchise Finance Corp of America             100         2,675.00         0.89

RANSON UNIT INVESTMENT TRUSTS, SERIES 66
S&P REIT INDEX TRUST, SERIES 1 - CONTINUED

                                                                                                Theoretical
                                                                                               Percentage (%)
Portfolio                                                                                        of Total
   No.       Symbol     Company Name (1)                            Shares     Cost($)(1)     Market Value (2)
---------    ------     ----------------                            ------   -------------    ----------------
    36        HCP       Health Care Property Investors, Inc.          100         3,700.00         0.89
    37        DDR       Developers Diversified Realty Corp            100         4,062.50         0.88
    38        BRE       BRE Properties                                100         2,687.50         0.88
    39        SUS       Storage USA                                   100         3,937.50         0.87
    40        CMO       Capstead Mortgage                             100         1,868.75         0.84
    41        NHI       National Health Investors                     100         4,200.00         0.83
    42        SCA       Security Capital Atlantic                     100         2,137.50         0.81
    43        FRT       Federal Realty Investment Trust               100         2,475.00         0.78
    44        BYA       Bay Apartment Communities                     100         3,712.50         0.78
    45        RA        Reckson Associates Realty                     100         2,537.50         0.76
    46        CUZ       Cousins Properties                            100         2,975.00         0.75
    47        PZN       CCA Prison Realty Trust                       100         4,293.75         0.74
    48        CPT       Camden Property Trust                         100         2,900.00         0.74
    49        GLB       Glenborough Realty Trust                      100         2,831.25         0.71
    50        MRY       Merry Land & Investment Co., Inc.             100         2,287.50         0.71
    51        TRI       TriNet Corporate Realty Trust                 100         3,818.75         0.71
    52        PP        Prentiss Properties Trust                     100         2,675.00         0.69
    53        SHU       Shurgard Storage Centers                      100         2,756.25         0.63
    54        OHI       Omega Healthcare Investors                    100         3,943.75         0.61
    55        CPJ       Chateau Communities, Inc.                     100         2,968.75         0.61
    56        MAC       The Macerich Co                               100         2,837.50         0.59
    57        XEL       Excel Realty Trust                            100         3,225.00         0.54
    58        TCO       Taubman Centers, Inc.                         100         1,331.25         0.54
    59        O         Realty Income                                 100         2,612.50         0.54
    60        KRC       Kilroy Realty Corporation                     100         2,693.75         0.53
    61        CMM       CRIIMI MAE, Inc.                              100         1,556.25         0.52
    62        CNT       CenterPoint Properties Trust                  100         3,418.75         0.52
    63        AHE       American Health Properties, Inc.              100         2,706.25         0.51
    64        CLP       Colonial Properties Trust                     100         3,037.50         0.51
    65        MHC       Manufactured Home Communities, Inc.           100         2,525.00         0.50
    66        JDN       JDN Realty Corporation                        100         3,318.75         0.49
    67        MLS       Mills Corporation                             100         2,668.75         0.49
    68        IAC       Irvine Apartment Communities, Inc.            100         3,062.50         0.49
    69        WRE       Washington REIT                               100         1,681.25         0.48
    70        CBL       CBL & Associates Properties, Inc.             100         2,475.00         0.48
    71        GBP       Gables Residential Trust                      100         2,662.50         0.47
    72        URB       Urban Shopping Centers, Inc.                  100         3,381.25         0.47
    73        ESS       Essex Property Trust                          100         3,406.25         0.45

RANSON UNIT INVESTMENT TRUSTS, SERIES 66
S&P REIT INDEX TRUST, SERIES 1 - CONTINUED

                                                                                                Theoretical
                                                                                               Percentage (%)
Portfolio                                                                                        of Total
   No.       Symbol     Company Name (1)                            Shares     Cost($)(1)     Market Value (2)
---------    ------     ----------------                            ------   -------------    ----------------
    74        CCG       Chelsea GCA Realty, Inc.                      100         3,700.00         0.45
    75        SUI       Sun Communities, Inc.                         100         3,468.75         0.45
    76        DX        Dynex Capital, Inc.                           100         1,243.75         0.44
    77        ENN       Equity Inns, Inc.                             100         1,575.00         0.44
    78        HR        Healthcare Realty Trust                       100         2,812.50         0.43
    79        RET       Price REIT, Inc.                              100         4,512.50         0.42
    80        CCT       Capstone Capital Corp                         100         2,425.00         0.42
    81        GRT       Glimcher Realty Trust                         100         2,212.50         0.42
    82        LTC       LTC Properties, Inc.                          100         2,068.75         0.41
    83        BTR       Bradley Real Estate, Inc.                     100         2,131.25         0.39
    84        SRW       Smith(Charles E.)Residential Realty, Inc.     100         3,237.50         0.39
    85        MAA       Mid-America Apartment Communities, Inc.       100         2,812.50         0.38
    86        SMT       Summit Properties, Inc.                       100         2,037.50         0.38
    87        NNN       Commercial Net Lease Realty                   100         1,700.00         0.37
    88        WDN       Walden Residential Properties, Inc.           100         2,462.50         0.35
    89        JPR       JP Realty                                     100         2,500.00         0.35
    90        RFS       RFS Hotel Investors, Inc.                     100         1,787.50         0.35
    91        PAG       Pacific Gulf Properties, Inc.                 100         2,300.00         0.34
    92        BRI       Berkshire Realty Company, Inc.                100         1,162.50         0.33
    93        IRT       IRT Property Company                          100         1,168.75         0.30
    94        TEE       Natl Golf Properties, Inc.                    100         2,987.50         0.30
    95        SSS       Sovran Self Storage, Inc.                     100         2,906.25         0.28
    96        AEC       Associated Estates Realty Corp                100         2,050.00         0.28
    97        OAS       Oasis Residential, Inc.                       100         2,150.00         0.28
    98        BPP       Burnham Pacific Properties, Inc.              100         1,468.75         0.28
    99        MGI       MGI Properties, Inc.                          100         2,418.75         0.26
   100        EGP       EastGroup Properties, Inc.                    100         2,025.00         0.26
   101        SEA       Storage Trust Realty                          100         2,500.00         0.26
   102        PEI       Pennsylvania REIT                             100         2,462.50         0.25
   103        HGI       Horizon Group, Inc.                           100         1,200.00         0.23
   104        WXH       Winston Hotels, Inc.                          100         1,337.50         0.17
   105        KRT       Kranzco Realty Trust                          100         1,900.00         0.16
                                                                               -----------
                                                                               $294,756.25
                                                                               ===========

NOTES TO PORTFOLIOS


(1) All or a portion of the Securities may have been deposited in each Trust. Any undelivered Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such undelivered Securities. Contracts to purchase Securities were entered into on March 4, 1998 and all have expected settlement dates of March 9, 1998 (see "The Trust Funds"). The market value of each Security is based on the last sale price on the day prior to the Initial Date of Deposit. As of the Initial Date of Deposit, other information regarding the Securities is as follows:

                           Cost to        Profit (Loss)
                           Sponsor         to Sponsor
                          --------        -------------
Nasdaq-100 Trust          $401,131          $(772)
S&P REIT Trust            $295,281          $(525)

(2) The percentage listed under this heading represents each Security's proportionate relationship of all stocks based on market value as of the date set forth above. Because the stocks included in each stock index and the value of such stocks may change from time to time, and because each Trust may not be able to duplicate the related stock index exactly, the percentages set forth above do not represent the actual weighting of each Security in each Trust portfolio on the Initial Date of Deposit or on any subsequent date. See "The Trust Portfolios."

CONTENTS                               PAGE
--------                               ----
SUMMARY                                  2
NASDAQ-100(Registered trade mark)
   INDEX LICENSING AGREEMENT             4
ESSENTIAL INFORMATION                    6
THE TRUST FUNDS                          8
THE TRUST PORTFOLIOS                     9
THE NASDAQ-100 INDEX                    10
THE S&P REIT INDEX                      13
RISK FACTORS                            14
FEDERAL TAX STATUS                      19
PUBLIC OFFERING OF UNITS                22
 Public Offering Price                  22
 Public Distribution of Units           23
 Sponsor Profits                        24
MARKET FOR UNITS                        25
REDEMPTION                              25
 General                                25
 Computation of Redemption Price        26
RETIREMENT PLANS                        27
UNITHOLDERS                             27
 Ownership of Units                     27
 Distributions to Unitholders           27
 Distribution Reinvestment              28
 Statements to Unitholders              29
 Rights of Unitholders                  30
INVESTMENT SUPERVISION                  30
ADMINISTRATION OF THE TRUSTS            31
 The Trustee                            31
 The Sponsor                            32
 The Evaluator                          32
 Amendment and Termination              32
 Limitations on Liability               34
EXPENSES OF THE TRUSTS                  34
LEGAL OPINIONS                          36
INDEPENDENT AUDITORS                    36
REPORT OF INDEPENDENT AUDITORS          37
STATEMENTS OF CONDITION                 38
PORTFOLIOS                              39
NOTES TO PORTFOLIOS                     45

                           -------------------------

This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is made.

                           -------------------------

No person is authorized to give any information or to make any representations not contained in this Prospectus and any information or representation not contained herein must not be relied upon as having been authorized by the Trusts, the Trustee, or the Sponsor. The Trusts are registered as unit investment trusts under the Investment Company Act of 1940. Such registration does not imply that the Trusts or the Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

                           -------------------------

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

------------------

      RANSON
       UNIT
    INVESTMENT
      TRUSTS

------------------






                 [LOGO]
    NASDAQ-100 INDEX TRUST, SERIES 3


                 [LOGO]
     S&P REIT INDEX TRUST, SERIES 1












        PROSPECTUS MARCH 5, 1998

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Cross-Reference sheets
     The Prospectus
     The Signatures
     The following exhibits.

1.1.   Trust Agreement.

1.1.1. Standard Terms and Conditions of Trust.  Reference is made to Exhibit
       1.1.1 to the Registration Statement Form S-6 for Ranson Unit Investment Trust, Series 53 (File No. 333-17811) as filed on January 7, 1997.

2.1. Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).

3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus.

4.1.   Consent of Independent Auditors.

EX-27. Financial Data Schedule

                                   SIGNATURES

     The Registrant, Ranson Unit Investment Trust, Series 66, hereby identifies Ranson Unit Investment Trusts, Series 53 EVEREN Unit Investment Trusts Series 39,, Kemper Defined Funds Series 45 and Kemper Equity Portfolio Trusts, Series 1 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

      Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 66 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 5th day of March, 1998.

                                  RANSON UNIT INVESTMENT TRUSTS, SERIES 66,
                                      Registrant


                                  By:  RANSON & ASSOCIATES, INC.,
                                      Depositor


                                  By:           ALEX R. MEITZNER
                                      ---------------------------------------
                                                Alex R. Meitzner

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on March 6, 1998 by the following persons, who constitute a majority of the Board of Directors of Ranson & Associates, Inc.



     SIGNATURE                   TITLE
---------------------       --------------------
DOUGLAS K. ROGERS           Executive Vice           )
---------------------       President and Director   )
Douglas K. Rogers

ALEX R. MEITZNER            Chairman of the Board    )
---------------------       of Directors             )
Alex R. Meitzner

ROBIN K. PINKERTON          President, Secretary,    )
---------------------       Treasurer and Director   )     ALEX R. MEITZNER
Robin K. Pinkerton                                     -----------------------
                                                           Alex R. Meitzner

------------------------------------------------------------------------------
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51 (File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                 S-2